UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                            FOAMEX INTERNATIONAL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    344123104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Robert Stebbins
--------------------------------------------------------------------------------
                          Willkie Farr & Gallagher, LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 27, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or
       240.13d-1(g), check the following box:   [ ]

       Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

--------------------------------------               ---------------------------
CUSIP No. 344123104                                  Page 2 of 7 Pages
--------------------------------------               ---------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Sigma Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     2,300,000 (see Item 4)
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,300,000 (see Item 4)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,300,000 (see Item 4)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.4% (see Item 4)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

                                     SCHEDULE 13D

--------------------------------------               ---------------------------
CUSIP No. 344123104                                  Page 3 of 7 Pages
--------------------------------------               ---------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Sigma Capital Associates, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Anguilla, British West Indies
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     2,300,000 (see Item 4)
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,300,000 (see Item 4)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,300,000 (see Item 4)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.4% (see Item 4)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------               ---------------------------
CUSIP No. 344123104                                  Page 4 of 7 Pages
--------------------------------------               ---------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Steven A. Cohen
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     2,300,000 (see Item 4)
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,300,000 (see Item 4)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,300,000 (see Item 4)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.4% (see Item 4)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

     Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "Amendment No. 3") amends the Schedule 13D filed on April 19, 2006 (the "Original Schedule 13D") as amended by the Schedule 13D/A filed July 21, 2006 ( "Amendment No. 1") and as further amended by the Schedule 13D/A filed October 17, 2006 ("Amendment No. 2") (the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 are collectively referred to herein as the "Schedule 13D"). This Amendment No. 3 relates to the common stock, par value $0.01 per share, of Foamex International Inc., a Delaware corporation (the "Issuer"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Issuer.

     Sigma Capital Associates, LLC, an Anguillan limited liability company ("Sigma Capital Associates"), holds 2,300,000 shares of Common Stock (the "Sigma Capital Associates Shares"). Pursuant to an investment agreement, Sigma Capital Management, LLC ("Sigma Capital Management") has investment and voting power with respect to the securities held by Sigma Capital Associates. Accordingly, Sigma Capital Management may be deemed to be a beneficial owner of the Sigma Capital Associates Shares covered by this statement for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     Steven A. Cohen ("Mr. Cohen" and, together with Sigma Capital Associates and Sigma Capital Management, the "Sigma Reporting Persons") controls Sigma Capital Management. Accordingly, Mr. Cohen may be deemed to be a beneficial owner of the Sigma Capital Associates Shares for purposes of Rule 13d-3 under the Exchange Act. Each of Sigma Capital Management and Mr. Cohen disclaim beneficial ownership of any of the securities covered by this statement.

Item 4.  Purpose of Transaction.

     The information in Item 4 is hereby amended by the addition of the following information:

     The Bankruptcy Court approved the Equity Commitment Agreement on November 27, 2006.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information in Item 6 is hereby amended by the addition of the following information:

         On November 27, 2006, the Issuer filed with the Bankruptcy Court the Issuer's Second Amended Joint Plan of Reorganization (the "Foamex Plan") and related disclosure statement (the "Foamex Disclosure Statement"). The Bankruptcy Court approved the Foamex Disclosure Statement on November 27, 2006.

     In addition, (i) the Significant Equityholders, solely in their capacity as holders of certain 10.75% Senior Secured Notes due 2009, issued by Foamex L.P. and Foamex Capital Corporation

                                       5 of 7

(the "Senior Secured Notes"), (ii) the Issuer and certain of its affiliates and
(iii) certain other holders of the Senior Secured Notes (the "Supporting Secured Noteholders"), as well as (iv) U.S. Bank National Association, solely in its capacity as the indenture trustee and (v) the Ad Hoc Committee of holders of Senior Secured Notes (the "Ad Hoc Noteholders Committee"), have entered into a Plan Support Agreement, dated as of November 27, 2006 (the "Plan Support Agreement").

     Among other things, pursuant to the terms of the Plan Support Agreement, the Significant Equityholders, solely in their capacity as holders of Senior Secured Notes, and without prejudice to their rights under the Equity Commitment Agreement, agreed to vote any and all claims (including claims related to the Senior Secured Notes) held by the Significant Equityholders to accept the Foamex Plan and to support the settlement of certain disputes related to the treatment of such Senior Secured Note claims as set forth in the Foamex Plan, subject to the terms and conditions set forth in the Plan Support Agreement. In addition, among other things, the Supporting Secured Noteholders agreed, subject to certain terms and conditions, to vote to accept the Foamex Plan. Presently, holders of more than two-thirds in principal amount of the Senior Secured Notes have executed the Plan Support Agreement.

Item 7.  Material to be filed as Exhibits.

     The information in Item 7 is hereby amended by the addition of the following information:

Exhibit 99.1   Plan Support Agreement

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 1, 2006


SIGMA CAPITAL MANAGEMENT, LLC


By: /s/ Peter Nussbaum
   --------------------------
Name:  Peter Nussbaum
Title: Authorized Signatory


SIGMA CAPITAL ASSOCIATES, LLC


By: /s/ Peter Nussbaum
   --------------------------
Name:  Peter Nussbaum
Title: Authorized Signatory


STEVEN A. COHEN


By: /s/ Peter Nussbaum
   --------------------------
Name:  Peter Nussbaum
Title: Authorized Signatory

                                  Page 7 of 7